Exhibit (a)(1)(F)

FORM OF CONFIRMATION OF WITHDRAWAL

To:
From:	optionexchange@kalarx.com
Date:
Subject:	Acknowledgment of Receipt of Notice of Withdrawal of Election Form

This message confirms that Kala Pharmaceuticals, Inc. has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your Notice of Withdrawal is properly completed and signed and timely delivered to us, you will have revoked your election submitted to us in your previous election form, solely with respect to the Eligible Options selected in your Notice of Withdrawal. Unless you deliver a new, properly completed and signed election form before 11:59 p.m., Eastern Time, on May 30, 2023, or a later date if extended, you will not have any election form on file and will be deemed to have rejected the Offer. A blank election form was attached to the announcement email we sent to you on May 1, 2023.

You should direct questions about the Option Exchange Program or requests for assistance (including requests for additional or paper copies of the Option Exchange Program, election form or any other documents relating to the Option Exchange Program) by email to optionexchange@kalarx.com.

Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units attached as an exhibit to the Tender Offer Statement on Schedule TO filed by KALA with the U.S. Securities and Exchange Commission on May 1, 2023.